SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 4)

                               NTS-Properties III
                       (Name of Subject Company (issuer))

                     NTS-Properties III (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                  NTS-Properties Associates and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                                Mark R. Borrelli
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee:

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|Previously Paid                                                               |
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[ ]      Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid:________________________________ Not Applicable Form or Registration No.:______________________________ Not Applicable
         Filing Party:     _____________________________________  Not Applicable
         Date Filed:       _____________________________________  Not Applicable
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X| third-party tender offer subject to rule 14d-1.
         |X| issuer tender offer subject to rule 13e-4.
         | | going private transaction subject to Rule 13e-3.
         |X| amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                               AMENDMENT NO. 4 TO
                      TENDER OFFER STATEMENT ON SCHEDULE TO

                                  INTRODUCTION

         This Amendment No. 4 dated December 29, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on September 20, 2000 by by NTS-Properties III, a Georgia limited partnership (the "Partnership") and ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), to purchase up to 200 limited partnership interests in the Partnership. The Original Statement was subsequently amended by filing Amendment No. 1 on November 7, 2000, Amendment No. 2 on November 15, 2000 and Amendment No. 3 on December 6, 2000. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated September 20, 2000 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 200 Interests at a Purchase Price of $250.00 per Interest, and the Offer would expire at 12:00 midnight, Eastern Standard Time, on December 20, 2000.

         This Amendment constitutes the fourth and final amendment to the Original Statement, as amended by Amendments No. 1, No. 2 and No. 3, in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by the ORIG, LLC pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 200 Interests and all 1,094 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 100 of these Interests. ORIG, LLC purchased 994 of these Interests. By Press Release dated December 20, 2000 the Partnership announced: (i) that the Offer had terminated as of December 20, 2000; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(8).

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1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
   (entities only): ORIG, LLC ("ORIG")

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2) Check the Appropriate Box if a Member of a Group (See Instructions)
   a.       |X|
   b.       | |

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3) SEC Use Only

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4) Sources of Funds (See Instructions): BK

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
   or 2(f):          | |

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6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.

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   Number of Shares Beneficially Owned by Each Reporting Person with:

         7)       Sole Voting Power:         2,307
         8)       Shared Voting Power:       588
         9)       Sole Dispositive Power:    2,307
         10)      Shared Dispositive Power: 588
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11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    ORIG beneficially owns 2,895 Of the limited partnership interests in NTS-Properties III (the "Partnership"). (1)

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12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
    Instructions):           | |

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13)  Percent of Class Represented by Amount in Row 11:  22.8%

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14)   Type of Reporting Person (See Instruction):   00

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   (1) ORIG disclaims beneficial ownership of  588 of these Interests consisting of: (i) 546 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) 5 Interests owned by the General Partner;
(iii) 17 Interests owned by Mr. J. D. Nichols; and (iv) 20 Interests owned by Barbara Nichols, Mr. Nichols' wife. Barbara Nichols is the sole limited partner
of  Ocean Ridge.   Mr.  Nichols is  the  Chairman of the  Board of the corporate general partner of Ocean Ridge.

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1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
   (entities only): J.D. Nichols

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2) Check the Appropriate Box if a Member of a Group (See Instructions)
   a.       |X|
   b.       | |

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3) SEC Use Only

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4) Sources of Funds (See Instructions): BK

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
   or 2(f):          | |

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6) Citizenship or Place of Organization: J.D. Nichols is a citizen of the U.S.A.
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  Number of Shares Beneficially Owned by Each Reporting Person with:

   7)       Sole Voting Power:         2,324
   8)       Shared Voting Power:       571
   9)       Sole Dispositive Power:    2,324
   10)      Shared Dispositive Power: 571
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11) Aggregate Amount Beneficially Owned by Each Reporting Person: J. D. Nichols
    beneficially owns 2,895 of the limited partnership interests in the Partnership.(1)

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12) check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
    Instructions):           | |
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13) Percent of Class Represented by Amount in Row 11: 22.8%

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14) Type of Reporting Person (See Instruction):  IN

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         (1)  Mr.  Nichols  disclaims  beneficial  ownership  of  802  of  these
Interests, consisting of: (i) 546 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; (iii) 20 Interests owned by Barbara Nichols; and (iv) 231, or 10%, of the Interests owned by ORIG.

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1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
  (entities only): Brian F. Lavin

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2  Check the Appropriate Box if a Member of a Group (See Instructions)
   a.       |X|
   b.       | |

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3) SEC Use Only

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4) Sources of Funds (See Instructions): BK

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
   or 2(f):          | |

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6) Citizenship or Place of Organization:Brian F.Lavin is a citizen of the U.S.A.

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   Number of Shares Beneficially Owned by Each Reporting Person with:

   7)       Sole Voting Power:         0
   8)       Shared Voting Power:       2,895
   9)       Sole Dispositive Power:    0
   10)      Shared Dispositive Power: 2,895

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11) Aggregate Amount Beneficially Owned by Each Reporting Person: Mr. Lavin
    beneficially owns 2,895 of the limited partnership interests in the
    Partnership. (1)                            | |

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12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
    Instructions):           | |

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13) Percent of Class Represented by Amount in Row 11: 22.8%

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14) Type of Reporting Person (See Instruction):  IN

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         (1)  Mr.  Lavin  disclaims  beneficial  ownership  of  2,664  of  these
Interests, consisting of: (i) 546 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; (iii) 17 Interests owned by Mr. Nichols;
(iv) 20 Interests owned by Barbara Nichols; and (v) 2,076, or 90%, of the Interests owned by ORIG.

Item 8.  Interest in Securities of the Subject Company.

          Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

         Except for the purchase of 1,094 Interests for $250 per Interest by the Offerors as of December 20, 2000 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, LLC, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

Item 12.  Material to be Filed as Exhibits.

         The response to Item 12 of the Schedule TO is hereby supplemented and amended as follows:


         (a)(8) Press Release by Partnership dated December 20, 2000 announcing that the Offer had Terminated as of December 20, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 29, 2000     NTS-PROPERTIES III, a Georgia limited partnership

                              By:      NTS-PROPERTIES ASSOCIATES
                                       General Partner

                              By:      /s/ J. D Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Managing General Partner

                                       ORIG, LLC, a KentuckY limited liability
                                       company.

                              By:      /s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Managing Member


                                       /s/ J. D. Nichols
                                       -----------------------------------------
                                       J. D. Nichols, individually


                                       /s/ Brian F. Lavin
                                       -----------------------------------------
                                       Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number        Description
-------       -----------
(a)(8)        Press Release by  Partnership dated December  20,  2000 announcing that the Offer had Terminated as of December 20, 2000.

                                                                  EXHIBIT (a)(8)









 Press Release by Partnership Dated December 20, 2000 Announcing That the Offer
                    Had Terminated as of December 20, 2000.

         Louisville, Kentucky December 20, 2000, NTS-Properties III announced today that the issuer tender offer for up to 200 Limited Partnership Interests in NTS-Properties III, which commenced on September 20, 2000, as amended on November 7, 2000, November 15, 2000 and December 6, 2000, expired on December 20, 2000.

         The final results of the Offer are as follows: As of December 20, 2000, a total of 1,094 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 200 Interests, and all 1,094 Interests tendered were accepted by the Offerors, without proration. NTS-Properties III repurchased 100 Interests at a price of $250.00 per Interest, pursuant to the Offer, and ORIG, LLC purchased 994 Interests at a price of $250.00 per Interest.